April 4, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-07-11

QUATERRA EXPANDS SILVER MINERALIZATION AT NIEVES

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that the remaining nine core holes (2,574 meters) completed in January-February 2011 extended mineralization along all three veins at its Nieves silver property in northern Zacatecas, Mexico, and identified a zone containing narrow intervals of extremely high-grade silver on one of them.

These holes were the continuation of a drilling program begun in 2010 to test numerous IP anomalies on several separate vein systems which appeared similar to anomalies associated with known mineralization. The current drill program at Nieves is now complete.

Highlights include:

  California vein: One additional hole (QTA 137), completed 100 meters east of all previous drilling, intersected 19.0 meters of 104.0 g/tonne silver (3.0 oz/ton) beginning at a depth of 77 meters. This intercept includes two 0.1 meter intercepts of extremely high grade silver (+170 oz/ton). The California vein has now been traced in drill holes for over 400 meters and is open to the east. Additional drilling and geophysics will be necessary to track its possible eastward continuation.
  Gregorio North vein: Five additional holes were completed. Two holes (QTA 135, QTA 138) intersected the vein 100 and 200 meters respectively further to the east, where mineralization appears to weaken. Hole QTA 132, drilled 50 meters south of QTA 114, intersected 54.1 meters averaging 37.4 g/tonne silver (1.1 oz/ton) beginning at a depth of 138 meters. Holes QTA 133-134, drilled 50 meters south and north of QTA 118 on the western end of the vein, intersected only narrow intercepts of mineralization and appear to limit further significant extensions to the west.
  Concordia West vein: Three additional holes were completed. Holes QTA 136, drilled about 200 meters east of the La Quinta zone, intersected a 6.7 meter interval beginning at 84 meters averaging 93 g/t silver (2.7 oz/ton) and 0.23 g/t gold which will require follow up drilling. Holes QTA 131 and QTA 139, drilled west of the La Quinta zone, did not encounter significant mineralization.

An evaluation of all results is in progress to develop additional drill targets. Data review and confirmation is in progress which will lead to an updated NI43-101 resource calculation and a preliminary economic assessment.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

Exploration maps illustrating all of these features will be posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. All holes were drilled at an azimuth/inclination of 340 degrees/-60 degrees. True thicknesses are about 80% of intercept widths reported.

Core samples were prepped and analyzed by ALS Chemex in Zacatecas, Mexico, and Vancouver, B.C., respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

April 2011 Nieves Drill Results: Holes QTA131 - QTA139

Hole	Area	From	To	Interval (m)	Au (g/tonne)	Ag (g/tonne)	Ag (oz/ton)	Pb (%)	Zn (%)

QTA131	Concordia West	279.95	280.10	0.15	0.10	181.0	5.3	3.71	1.49

QTA132	Gregorio North	138.00	192.10	54.10	0.13	37.4	1.1	0.05	0.04
		204.95	212.00	7.05	0.03	20.4	0.6	0.03	0.03

QTA133	Gregorio North	207.60	207.70	0.10	0.92	1380.0	40.3	1.69	10.50
		222.50	222.65	0.15	1.18	1810.0	52.9	1.41	3.64

QTA134	Gregorio North	47.70	51.00	3.30	0.05	42.7	1.2	0.01	0.04
		110.00	111.85	1.85	0.11	66.2	1.9	0.03	0.05
		133.00	139.60	6.60	0.04	30.9	0.9	0.02	0.04

QTA135	Gregorio North	159.00	196.65	37.65	0.12	18.1	0.5	0.01	0.03
includes		160.10	162.00	1.90	0.21	121.0	3.5	0.02	0.13
includes		172.90	173.20	0.30	1.03	62.3	1.8	0.08	0.27

QTA136	Concordia East	84.00	90.70	6.70	0.23	92.9	2.7	0.03	0.11
includes		89.45	89.80	0.35	1.15	1510.0	44.1	0.51	1.81

QTA137	California	77.00	96.00	19.00	0.03	104.0	3.0	0.03	0.05
includes		80.55	85.40	4.85	0.03	342.5	10.0	0.12	0.15
includes		83.70	83.80	0.10	0.03	6410.0	187.2	2.06	3.28
includes		85.30	85.40	0.10	0.06	5960.0	174.0	2.53	0.44

QTA138	Gregorio North	187.00	195.00	8.00	0.14	24.8	0.7	0.00	0.05
includes		192.60	193.00	0.40	1.79	290.0	0.5	0.03	0.78

QTA139	Concordia West	291.00	293.00	2.00	0.03	15.5	0.5	0.01	0.02